04045281

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
October 1, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 OCT -4 A 11: 1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since September 1, 2004 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

PROCESSED
OCT 04 2004
THOMSON
FINANCIAL

Enclosures: Annex A
Annex B

dlw 10/4

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE September 2, 2004

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated September 21, 2004 (Attached hereto as Exhibit A-1)

(2) Press release dated September 22, 2004 (Attached hereto as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENTS

Report on the Acquisition of Treasury Shares dated: September 13, 2004

(A brief description in English is set forth in Annex B)

RECEIVED
2004 OCT -4 A 11: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNEX B

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since August 1, 2004 include the following information:

i. September 13 – On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5 % of its issued shares of common stock, for up to ¥50,000,000,000. In August 2004, Kao repurchased pursuant to that resolution a total of 2,447,000 shares for ¥6,547,990,000. As of August 31, 2004, Kao had issued 574,443,701 shares of common stock, and held 18,605,502 of them.

Exhibit A-1

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

September 21, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From August 27, 2004 to September 21, 2004
2) Number of purchased shares:	1,863,000 shares
3) Total cost of purchases:	5,002,605,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 6,000,000 shares
-Total cost of purchases:	Up to 15,000,000,000 yen
-Period during which purchases will be made:	From July 9, 2004 to September 21, 2004

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of September 21, 2004:

5,584,000 shares
14,998,620,000 yen

2) Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 29, 2004,the date of the 98th Annual General Meeting of Shareholders:

5,584,000 shares
14,998,620,000 yen

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation

Notice Regarding Purchase of the Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

September 22, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided to purchase the Company's stock as follows, pursuant to the decision to purchase the said stock made at the 98th Annual General Meeting of Shareholders held on June 29, 2004.

1) Type of stock to be purchased:	Common stock
2) Total number of shares to be purchased:	Up to 6,000,000 shares
3) Total cost of purchases:	Up to 15,000,000,000 yen
4) Period during which purchases will be made:	From October 1, 2004 to December 15, 2004

Reference:

1) Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

2) Total number of purchased shares and total cost of purchased after June 29, 2004, the date of the 98th Annual General Meeting of Shareholders:

5,584,000 shares

14,998,620,000 yen

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044